BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06018940

RECEIVED
2006 DEC -4 P 3:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



November 21, 2006

**Our ref:** 32002208-000003

**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

**CHINA SHIPPING 12g3-2(b)**
**File No. 82-34857**

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 13, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

BAKER & McKENZIE

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

# Annex 1

**A List of Documents Made Public**
**in connection with the Listing since our last submission on November 13, 2006:**

1. Announcement of Connected Transaction: Acquisition of Vessels, released on November 21, 2006, in English and in Chinese.

中海集裝箱運輸股份有限公司

# China Shipping Container Lines Company Limited

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2866)**

## Connected Transaction: Acquisition of Vessels

The Board is pleased to announce that on 20 November 2006, Shanghai Puhai, a non wholly-owned subsidiary of the Company, entered into the Acquisition Agreements with Guangzhou Maritime, whereby Shanghai Puhai has agreed to purchase and Guangzhou Maritime has agreed to sell 7 Container Vessels with an aggregate capacity of 1,470 TEU at a total cash consideration of RMB54,760,000 (equivalent to approximately HK$52,653,846).

Shanghai Puhai is a non wholly-owned subsidiary of the Company and Guangzhou Maritime is a wholly-owned subsidiary of China Shipping, the controlling shareholder of the Company. Therefore, Guangzhou Maritime is a connected person (as defined under the Listing Rules) of the Company and the acquisition of the Container Vessels under the Acquisition Agreements constitutes a connected transaction of the Company under the Listing Rules. However, the aggregate consideration payable for such acquisition is more than 0.1% but less than 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Acquisition Agreements are therefore exempted from the independent shareholders' approval requirements, but are still subject to the relevant reporting and announcement requirements.

### 1. ACQUISITION AGREEMENTS

**(a) Date**

20 November 2006

**(b) Parties**

Seller: Guangzhou Maritime, a wholly-owned subsidiary of China Shipping, the controlling shareholder of the Company

Buyer: Shanghai Puhai, a non wholly-owned subsidiary of the Company. As of the date of this announcement, the Company has an aggregate direct and indirect attributable interest of 99% in Shanghai Puhai

**(c) Container Vessels Acquired under the Acquisition Agreements**

Pursuant to the Acquisition Agreements, Shanghai Puhai has agreed to purchase and Guangzhou Maritime has agreed to sell 7 Container Vessels with an aggregate capacity of 1,470 TEU. The Container Vessels are currently being bareboat chartered by Guangzhou Maritime to Shanghai Puhai.

**(d) Consideration**

Pursuant to the Acquisition Agreements, Shanghai Puhai has agreed to purchase the Container Vessels from Guangzhou Maritime at a total cash consideration of RMB54,760,000 (equivalent to approximately HK$52,653,846). Details of the consideration payable for each Container Vessel are set out below:

| Name of Vessel | Capacity *(TEU)* | Year of Construction | Consideration *(RMB)* |
|---|---|---|---|
| Xiang Qiang | 210 | 1986 | 7,890,000 |
| Xiang Ling | 210 | 1981 | 7,700,000 |
| Xiang Heng | 210 | 1985 | 7,700,000 |
| Xiang Fu | 210 | 1987 | 7,990,000 |
| Xiang Zhong | 210 | 1986 | 7,890,000 |
| Xiang Fa | 210 | 1986 | 7,890,000 |
| Xiang Feng | 210 | 1985 | 7,700,000 |
| **Total:** | 1,470 | | 54,760,000 |

The Acquisition Agreements were negotiated and entered into on an arm's length basis and on normal commercial terms. The total consideration of RMB54,760,000 (equivalent to approximately HK$52,653,846) was determined by reference to the aggregate net appraised value of the Container Vessels as at 30 June 2006, which amounted to RMB60,620,400 (equivalent to approximately HK$58,288,846), as set out in an asset valuation report prepared by an independent and duly qualified PRC valuer appointed by Guangzhou Maritime. As stated in the asset valuation report, the original aggregate book value of the Container Vessels was RMB138,000,182 (equivalent to approximately HK$132,692,483) (which the Company understands to be the original purchase cost of the Container Vessels to Guangzhou Maritime) and their net book value as at 30 June 2006 was RMB5,520,007 (equivalent to approximately HK$5,307,699). Given that the Container Vessels are second-hand vessels, the valuer applied the market value method to determine the final net appraised value for the Container Vessels as at 30 June 2006 of RMB60,620,400 (equivalent to approximately HK$58,288,846).

For the two financial years ended 31 December 2004 and 2005, the respective aggregate unaudited net profits before and after taxation and extraordinary items attributable to the Container Vessels were as follows:

| | Net Profits Before taxation and extraordinary items | Net Profits After taxation and extraordinary items |
|---|---|---|
| For the year ended 31 December 2004 | RMB8,880,000 (equivalent to approximately HK$8,548,000) | RMB5,952,000 (equivalent to approximately HK$5,723,000) |
| For the year ended 31 December 2005 | RMB11,100,000 (equivalent to approximately HK$10,669,000) | RMB7,434,200 (equivalent to approximately HK$7,148,300) |

The above amounts of unaudited net profits have been prepared in accordance with the relevant accounting principles and financial regulations applicable to the PRC enterprises.

**(e) Delivery Time**

Under the Acquisition Agreements, the Container Vessels shall be delivered to Shanghai Puhai on or before 30 November 2006.

(f) **Payment**

Shanghai Puhai is required to pay to Guangzhou Maritime an aggregate deposit of RMB5,476,000 (equivalent to approximately HK$5,265,385), being 10% of the total consideration for the acquisition, within 3 banking days after the signing of the Acquisition Agreements. The remaining 90% of the total cash consideration payable for the Container Vessels shall be paid in full by Shanghai Puhai into the bank account designated by Guangzhou Maritime within 3 calendar days prior to the date of delivery of the Container Vessels. The total consideration will be funded from the internal resources of Shanghai Puhai.

**(g) Completion of the Acquisition**

The acquisition will be completed after the total consideration has been paid in full and confirmation letters regarding delivery of and transfer of ownership in the Container Vessels have been signed and sealed by both parties.

## 2. REASONS FOR AND BENEFITS OF THE ACQUISITION

As there is increase in the demand for large container vessels for the Group's sub-routes in the domestic coastal regions and in the Southeast Asia and in light of the Group's need to inaugurate new routes to expand the coverage of its international sub-routes, it is important for the Group to deploy more container vessels with larger capacity which are more appropriate for the sub-routes in the said regions in order to further strengthen its shipping capacity and to satisfy such increasing demand. By increasing the portion of self-owned container vessels in its fleet, the Group will be able to achieve the above objects while effectively control operating costs. The Container Vessels to be acquired have been chartered by Shanghai Puhai on a bareboat basis for many years in the Group's sub-routes and played an important role in the provision of feeder services. Therefore, the acquisition of such Container Vessels will be beneficial to the Group's stable and sustainable development. In light of the above, the directors of the Company are of the view that the acquisition of the Container Vessels would be in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Acquisition Agreements (including the consideration) are fair and reasonable, in the interests of the Company and the shareholders of the Company as a whole and the terms of which are on normal commercial terms and no less favourable to the Company than terms available from independent third parties.

## 3. GENERAL INFORMATION

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

The Guangzhou Maritime is principally engaged in the provision of comprehensive and supporting services for vessels, including bareboat chartering, equipment investment and development, provision of consultancy services in shipping operation and financing and other related and ancillary services.

Shanghai Puhai is a non wholly-owned subsidiary of the Company and Guangzhou Maritime is a wholly-owned subsidiary of China Shipping, the controlling shareholder of the Company. Therefore, Guangzhou Maritime is a connected person (as defined under the Listing Rules) of the Company and the acquisition of the Container Vessels under the Acquisition Agreements constitutes a connected transaction of the Company under the Listing Rules. However, the aggregate consideration payable for such acquisition is more than 0.1% but less than 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, these Acquisition Agreements are therefore exempted from the independent shareholders' approval requirements, but are still subject to the relevant reporting and announcement requirements.

## DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

| | |
|---|---|
| "Acquisition Agreements" | 7 acquisition agreements dated 20 November 2006 entered into between Shanghai Puhai and Guangzhou Maritime regarding the sale and purchase of the Container Vessels |
| "Board" | the board of directors of the Company |
| "China Shipping" | China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise and the controlling shareholder of the Company |
| "Company" | China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC and the H shares of which are listed on The Stock Exchange of Hong Kong Limited |
| "Container Vessels" | 7 second-hand container vessels to be acquired by Shanghai Puhai under the Acquisition Agreements |
| "Group" | the Company and its subsidiaries |
| "Guangzhou Maritime" | Guangzhou Maritime Transport (Group) Co., Ltd. (廣州海運(集團)有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "PRC" | the People's Republic of China |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "Shanghai Puhai" | Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC, which is a non-wholly owned subsidiary of the Company. As of the date of this announcement, the Company has an aggregate direct and indirect attributable interest of 99% in Shanghai Puhai and China Shipping has an indirect attributable interest of 1% in Shanghai Puhai |
| "TEU" | twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet |

By order of the Board of
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
20 November 2006

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.*

*The exchange rate adopted in this announcement for illustration purposes only is HK$1.00=RMB1.04*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

File No. 82-34857

# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(於中華人民共和國註冊成立的股份有限公司)*
(股票代號：2866)

## 關連交易：收購船舶

董事會欣然宣佈，於二零零六年十一月二十日，本公司非全資附屬公司上海浦海與廣州海運訂立收購協議；據此，上海浦海同意購買及廣州海運同意出售七艘總運載能力達1,470 TEU之集裝箱船舶，合共現金對價為人民幣54,760,000元(相等於約52,653,846港元)。

上海浦海為本公司之非全資附屬公司，而廣州海運為本公司控股股東中海之全資附屬公司。因此，廣州海運為本公司之關連人士(定義見上市規則)，而根據收購協議收購集裝箱船舶構成本公司於上市規則項下之關連交易。然而，該收購應付之對價總額雖超過任何適用百分比比率之0.1%但少於2.5%，因此根據上市規則第14A.32條，收購協議獲豁免獨立股東之批准，但仍須遵守有關申報及公告之規定。

### 1. 收購協議

(a) 日期

二零零六年十一月二十日

(b) 訂約方

賣方： 廣州海運，本公司控股股東中海之全資附屬公司

買方： 上海浦海，本公司之非全資附屬公司。於本公佈日期，本公司於上海浦海擁有直接及間接應佔權益合共99%

(c) 根據收購協議購入之集裝箱船舶

根據收購協議，上海浦海同意購買及廣州海運同意出售七艘總運載能力達1,470 TEU之集裝箱船舶。該等集裝箱船舶現由廣州海運以光船租賃形式出租予上海浦海。

(d) 對價

根據收購協議，上海浦海同意以合共現金對價人民幣54,760,000元(相等於約52,653,846港元)向廣州海運購入集裝箱船舶。各艘集裝箱船舶應付之對價詳情載列如下：

| 船舶名稱 | 運載能力 *(TEU)* | 建造年份 | 對價 *(人民幣)* |
|---|---|---|---|
| 向強 | 210 | 1986 | 7,890,000 |
| 向領 | 210 | 1981 | 7,700,000 |
| 向恒 | 210 | 1985 | 7,700,000 |
| 向福 | 210 | 1987 | 7,990,000 |
| 向中 | 210 | 1986 | 7,890,000 |
| 向發 | 210 | 1986 | 7,890,000 |
| 向峰 | 210 | 1985 | 7,700,000 |
| 合計： | 1,470 | | 54,760,000 |

收購協議乃按公平原則磋商及按一般商業條款釐訂。總對價人民幣54,760,000元(相等於約52,653,846港元)乃經參考集裝箱船舶於二零零六年六月三十日之合共估值淨額人民幣60,620,400元(相等於約58,288,846港元)(見廣州海運委任之獨立及合資格中國評估師編製之資產評估報告所載)釐訂。據資產評估報告所載，集裝箱船舶之原賬面總值為人民幣138,000,182元(相等於約132,692,483港元)(據本公司所知該值乃廣州海運原購入集裝箱船舶之成本)及於二零零六年六月三十日之賬面淨值為人民幣5,520,007元(相等於約5,307,699港元)。鑒於集裝箱船舶為二手船舶，評估師以市值估值法評估所獲得的集裝箱船舶於二零零六年六月三十日之最終估值淨值為人民幣60,620,400元(相等於約58,288,846港元)。

於截至二零零四年及二零零五年十二月三十一日止兩個財政年度，集裝箱船舶各應佔之未經審核除稅及非經常項目前純利總額及除稅及非經常項目後純利總額如下：

| | 除稅及非經常項目前純利 | 除稅及非經常項目後純利 |
|---|---|---|
| 截至二零零四年十二月三十一日止年度 | 人民幣8,880,000 (相等於約8,548,000港元) | 人民幣5,952,000 (相等於約5,723,000港元) |
| 截至二零零五年十二月三十一日止年度 | 人民幣11,100,000 (相等於約10,669,000港元) | 人民幣7,434,200 (相等於約7,148,300港元) |

以上未經審核純利乃根據適用於中國企業之有關會計原則及財務制度編製而成。

(e) 交付時間

根據收購協議，集裝箱船舶須於二零零六年十一月三十日或之前交付予上海浦海。

(f) 付款

上海浦海須於簽訂收購協議後3個銀行營業日內向廣州海運支付定金款計人民幣5,476,000元（相等於約5,265,385港元），即收購對價總額之10%。餘下應付之90%集裝箱船舶現金對價總額全數須於交付集裝箱船舶日期前3個公曆日內由上海浦海存入廣州海運指定之銀行賬戶。對價總額將以上海浦海之內部資源撥付。

(g) 收購完成

收購將於總對價已獲全數支付及雙方均已就交付集裝箱船舶且轉讓集裝箱船舶之所有權簽立了確認函件後完成。

## 2. 訂立收購協議之原因及好處

由於本集團在國內沿海地區支線及東南亞支線之大型集裝箱船舶需求增加，以及鑒於本集團需要開闢新航線以擴展其國際支線覆蓋範圍，投入更多更適合上述地區支線之具有較大運力集裝箱船舶以進一步提升本集團運力及滿足不斷增加之運輸需求。藉增加其船隊中之自有集裝箱船舶比例，本集團可達成上述目的並有效控制營運成本。收購的集裝箱船舶已由上海浦海以光租船舶形式租賃並在本集團支線經營多年，並在提供支線服務方面扮演重要角色。因此，收購該等集裝箱船舶將有利本集團之穩定及持續發展。鑒於上述各項，本公司董事認為收購集裝箱船舶符合本公司及其股東之整體利益。

董事會（包括本公司之獨立非執行董事）認為收購協議之條款（包括對價）屬公平合理，符合本公司及本公司股東之整體利益，且此等條款為一般商業條款，並且不遜於本公司可自獨立第三方取得之條款。

## 3. 一般資料

本集團主要從事經營及管理國際及國內集裝箱海上運輸業務。

廣州海運主要從事為船舶提供綜合及支援服務，包括光船租賃、設備投資及發展、提供航運經營方面之諮詢服務及融資以及其他相關配套服務。

上海浦海為本公司之非全資附屬公司，而廣州海運為本公司控股股東中海之全資附屬公司。因此，廣州海運為本公司之關連人士（定義見上市規則），而根據收購協議收購集裝箱船舶構成本公司於上市規則項下之關連交易。然而，該收購應付之對價總額雖超過任何適用百分比比率之0.1%但少於2.5%，因此根據上市規則第14A.32條，收購協議獲豁免獨立股東之批准，但仍須遵守有關申報及公告之規定。

## 釋義

於本公告內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「收購協議」 | 指 | 上海浦海與廣州海運於二零零六年十一月二十日訂立之七份收購協議，內容有關買賣集裝箱船舶 |
| 「董事會」 | 指 | 本公司董事會 |
| 「中海」 | 指 | 中國海運（集團）總公司，一家中國國有企業，為本公司之控股股東 |
| 「本公司」 | 指 | 中海集裝箱運輸股份有限公司，於中國註冊成立之股份有限公司，其H股於香港聯合交易所有限公司上市 |
| 「集裝箱船舶」 | 指 | 上海浦海根據收購協議收購七艘二手集裝箱船舶 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「廣州海運」 | 指 | 廣州海運（集團）有限公司，於中國註冊成立之有限公司及中海之全資附屬公司 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「香港」 | 指 | 中國香港特別行政區 |
| 「上市規則」 | 指 | 香港聯合交易所有限公司證券上市規則 |
| 「中國」 | 指 | 中華人民共和國 |
| 「人民幣」 | 指 | 中國法定貨幣人民幣 |
| 「上海浦海」 | 指 | 上海浦海航運有限公司，於中國註冊成立之有限公司，為本公司之非全資附屬公司。於本公佈日期，本公司於上海浦海擁有直接及間接應佔權益合共99%，中海則於上海浦海擁有間接應佔權益1% |
| 「TEU」 | 指 | 20呎對等單位，集裝箱容量之標準量度單位，相當於長20呎、高8呎6吋及寬8呎之集裝箱 |

承董事會命
中海集裝箱運輸股份有限公司
*董事長*
李紹德

中華人民共和國上海
二零零六年十一月二十日

*於本公告刊發日期，執行董事為李紹德先生、買鴻祥先生、黃小文先生及趙宏舟先生，非執行董事為張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生，獨立非執行董事為胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。*

*本公告採納1.00港元兌人民幣1.04元之匯率，僅供說明。*

- *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為一家海外公司。*